May 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Aliya Ishmukhamedova

Jeff Kauten

Re:	Wetouch Technology Inc.
Registration Statement on Form S-1
Filed March 21, 2023
File No. 333-270726

Dear Sir and Madam:

On behalf of Wetouch Technology Inc., a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form S-1 (the “Amended S-1”) in response to the comments of the staff (the “Staff”), dated April 3, 2023, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on March 21, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Registration Statement on Form S-1

Cover Page

1.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 4 to state that the offering is contingent on the final approval of its NASDAQ listing. In addition, the form of underwriting agreement filed with the Amended S-1 contains a representation and warranty (Section 2.2) by the Company and a condition precedent to the underwriters’ obligations (Section 4.1.3) that provides that the Company’s common stock shall have been approved for listing on the NASDAQ exchange as of the date of pricing and/or closing, which is consistent with the disclosure in the Amended S-1.

2.	Please disclose the location of your auditor’s headquarters.

Response: In response to the Staff’s comment, the Company has disclosed that its auditor, B F Borgers CPA PC, is headquartered in Lakewood, Colorado, the United States on the cover page and page 9 of the Amended S-1.

3.	Please disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures here and in the prospectus summary.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page and page 10 of the Amended S-1.

Commonly Used Defined Terms, page ii

4.	Please revise your definition of “China” or “PRC” to remove the exclusion of Taiwan, Hong Kong and Macau.

Response: In response to the Staff’s comment, we have revised the disclosure on page ii of the Amended S-1 to remove the exclusion of Hong Kong and Macau from the definition of “China” or “PRC.” Per our discussion with the Staff, we confirm that the exclusion of Taiwan was not removed from the definition of “China” or “PRC,” for purposes of the prospectus forming part of the registration statement

Prospectus Summary

Recent Regulatory Developments, page 8

5.	We note your disclosure that you and your subsidiaries “have received all requisite permissions from Chinese authorities to operate and issue our common stock and no such permissions have been denied.” Please disclose all material permissions and approvals that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 9, 18, and 67 of the Amended S-1.

General

6.	We note your risk factor on page 21 that shareholders may have difficulty enforcing civil judgments from a United States court. Please include a separate section on the enforcement of civil liabilities.

Response: In response to the Staff’s comment, we have included a separate section on the enforceability of civil liabilities on page 85 of the Amended S-1.

We thank the Staff for its review of the foregoing and believe the Amended S-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned at (216) 387-0823 or lshih@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Zongyi Lian
Chief Executive Officer
Wetouch Technology Inc.